Exhibit 99.1

Raytech Holding Limited Announces Closing of Approximately $6.2 Million Registered Direct Offering of its Ordinary Shares

Hong Kong, June 29, 2026 – Raytech Holding Limited (NASDAQ: RAY) (the “Company”), a British Virgin Islands holding company headquartered in Hong Kong specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced the closing of its registered direct offering (the “Offering”) of 3,149,832 ordinary shares at a public offering price of $1.97 per ordinary share on June 29, 2026.

Gross proceeds, before deducting placement agent fees and other offering expenses, were approximately $6.2 million. The Company intends to use the net proceeds from the Offering for the purposes described in the final prospectus supplement, including general corporate and working capital purposes, supporting its strategic expansion into the personal health care electronics product category, and integration costs and post-closing working capital requirements relating to the acquisition of Worry free Group (Hong Kong) Limited.

CBC Securities Inc. acted as exclusive placement agent in connection with the Offering.

Loeb & Loeb LLP acted as counsel to the Company regarding U.S. securities law matters.

The securities described above were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-290696) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2025. The Offering was made only by means of a prospectus supplement and the accompanying prospectus that form a part of the Registration Statement. Copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from CBC Securities Inc., 250 Hammond Pond Pkwy, Unit 1412N, Chestnut Hill, MA 02467.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Raytech Holding Limited

Raytech Holding Limited (NASDAQ: RAY) is a Hong Kong-based holding company with over 10 years of industry experience. The Group operates its established personal care electrical appliances trading business through its subsidiary, Pure Beauty Manufacturing Company Limited. Leveraging its industry expertise, the Company is expanding its focus to include design, development, and consultation services for the personal health care electronics sector, led by its subsidiary Raytech Innovation Limited. Marketing solutions are provided independently by its subsidiary Worry Free Group (Hong Kong) Limited.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025 filed with the SEC on July 25, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

International Elite Capital

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: annabelle@iecapitalusa.com